SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 28, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on February 28, 2024.

City of Buenos Aires, February 28th 2024

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant Event.

Please be advised that on the date hereof BANCO MACRO S.A. has been given notice of a class action filed against it and entitled “Protegiendo al Consumidor P.A.C. vs. Banco Macro S.A. on restitution of amounts” (Court File. No. MP-33738/2023).

Plaintiff argues that the Bank would be withholding and charging customers and consumers of its branches in the Province of Buenos Aires amounts as “Impuesto País”[1] on purchases of digital services abroad, allegedly in excess of the tax rate established under Sect. 17 of the Decree 99/2019. Therefore, plaintiff pursues the restitution of the amounts charged in excess as “Impuesto País” plus interest, and demands the Bank to stop applying a 30% tax rate to all customers of the branches in the Province of Buenos Aires since the correct rate to apply should be 8%.

The claim is pending before Court No. 9 in Civil and Commercial Matters of Mar del Plata.

Banco Macro S.A. deems there is low probability of getting an unfavorable court decision in this dispute, and even if that were the case, such unfavorable decision would not have a material impact on its assets.

Sincerely,

[1] “Impuesto País”: in Argentina, a tax on certain purchases of foreign currency including (i) purchases of foreign currency without a specific purpose by Argentine residents, (ii) purchases of goods or services from abroad or purchases by Argentine residents abroad through credit or debit cards, and (iii) purchases made online through portals or virtual websites in foreign currency, established by Law 27541 on 23 December 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 28, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer